August 11, 2009
By EDGAR Transmission
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
Attention: Pamela A. Long

Re:	Registration Statement on Form S-4 Filed June 26, 2009 File No. 333-160271
     The following are the responses of Lennar Corporation (“Lennar”) to the comments contained in the letter from the Staff of the Securities and Exchange Commission dated July 22, 2009, regarding the above referenced Registration Statement, For your convenience, the Staff’s comment precedes each response.
Comment #1
Prior to effectiveness, please provide us a supplemental letter stating that you are registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.
Response #1
Lennar confirms that it is registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters.
Lennar represents to the Staff that:
     (1) Lennar has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of Lennar’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer. In this regard, Lennar will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction.

August 11, 2009

     (2) Lennar will also make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes (i.e. Notes issued in the offering that was exempt from registration under the Securities Act of 1933, as amended) for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with either Lennar or any of its affiliates to distribute the Series B Notes (i.e. Notes that are the subject of the Registration Statement and are being offered in the exchange offer). Lennar will also make each person participating in the exchange offer aware that any broker-dealer who holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Series B Notes in exchange for those Series A Notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act of 1933, as amended, in connection with the resale of those Series B Notes.
Comment #2
As applicable, revise the letter of transmittal and notice of guaranteed delivery to comply with the comments in this letter.
Response #2
The forms of Letter of Transmittal and Notice of Guaranteed Delivery have been amended to comply with the comments in the letter from the Staff. The amended forms of Letter of Transmittal and Notice of Guaranteed Delivery are Exhibits 99.1 and 99.2 to Amendment No. 1 to the Registration Statement.
Comment #3
Please include all of the required undertakings. Refer to Items 512(a) and (h) of Regulation S-K.
Response #3
Amendment No. 1 to the Registration Statement contains the undertakings described in Items 512(a) and (h) of Regulation S-K.
Comment #4
We note the statement “Please be advised that I am admitted to practice law in the State of New York, and I have registered as authorized house counsel in the State of Florida.” Since counsel must opine on the legality of the securities under the laws of the state governing the securities and may not “carve out” that law or indicate that he is not qualified to opine on that law, please revise the statement to indicate that the opinion is limited to the laws of the state governing the securities.
Response #4
The Guarantees that are the subject of the opinion are governed by the laws of the State of New York, and as the opinion letter says, I am admitted to practice in the State of New York. The opinion letter has been revised to say that the opinion is limited to the laws of the State of New York, which are the laws governing the Guarantees.
     Please be advised that unless the Staff has further comments regarding the Registration Statement, Lennar intends to request acceleration of the effectiveness of the Registration Statement to August 21, 2009. It will do that in a separate letter that will contain the representations described in the letter from the Staff.
     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters relating to the Registration Statement, please contact me at (305) 229-6584 or David Bernstein of K&L Gates LLP at (212) 536-4029.

Sincerely, Mark Sustana, General Counsel and Secretary

cc:	Edward M. Kelly Craig E. Slivka